UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CAPTARIS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

14071N104

(CUSIP Number)

Vector Capital III, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.L.C.

Alexander R. Slusky

c/o Vector Capital Corporation

456 Montgomery Street, 19th Floor

San Francisco, CA 94104

Telephone:  (415) 293-5000

Attn:  Alexander R. Slusky

with a copy to:

Michael J. Kennedy/Steve L. Camahort

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Capital III, L.P. I.R.S. Identification Nos. of above persons (entities only) 87-0729513

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,582,361 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,582,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,582,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.506%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Entrepreneur Fund III, L.P. I.R.S. Identification Nos. of above persons (entities only) 71-1004492

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 107,599 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 107,599 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,599 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.396%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Capital Partners III, L.L.C. I.R.S. Identification Nos. of above persons (entities only) 20-2659379

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.902%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14071N104

1.	Names of Reporting Persons. Alexander R. Slusky I.R.S. Identification Nos. of above persons (entities only) Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.902%

14.	Type of Reporting Person (See Instructions) IN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Captaris, Inc., a Washington corporation (the “Company”).  The Company’s principal executive offices are located at 10885 N.E. 4th Street, Suite 400, Bellvue, Washington 98004.  As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, as of August 1, 2007, there were 27,167,076 shares of Common Stock outstanding.

Item 2.	Identity and Background
(a)

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital III, L.P., a Delaware limited partnership (“VC III”), (ii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“Entrepreneur Fund”), (iii) Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III” and, together with VC III and Entrepreneur Fund, “Vector”), and (iv) Alexander R. Slusky, an individual (“Mr. Slusky”). Mr. Slusky is the Managing Member of VCP III, which is the sole General Partner of each of VC III and Entrepreneur Fund.  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b)	The business address for the Reporting Persons is 456 Montgomery Street, 19th Floor, San Francisco, California 94104.
(c)

The business of Vector is that of a private limited partnership (in the case of VC III and Entrepreneur Fund) or a private limited liability company (in the case of VCP III), engaged in making investments in securities of public and private companies for its own account.  The principal employment of Mr. Slusky is as the sole Director and President of Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.
(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Slusky is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Vector is $12,897,073.04.  The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein because they believe the shares are undervalued and because they may have interest in acquiring the Company.  The Reporting Persons believe that they are currently the Company’s largest shareholder.  The Reporting Persons have had preliminary discussions with management and other representatives of the Company, and the Reporting Persons may from time to time after the date of this statement on Schedule 13D have additional discussions with management of the Company or with third parties, in each case in which the Reporting Person may suggest or take a position with respect to actions intended to maximize shareholder value.  Such suggestions or positions have related, and may continue to relate, to one or more of the matters specified in clauses (a) through (j) of the last paragraph of Item 4 of this statement on Schedule 13D.

In particular, the Reporting Persons have encouraged, and expect to continue to encourage, the Company to consider maximizing shareholder value through a possible merger, sale of the Company’s assets, consolidation, business combination or a recapitalization or refinancing, which may include a transaction with the Reporting Persons.  The Reporting Persons believe that the Company could successfully execute such a transaction at a significant premium to the Company’s approximately $4 unaffected trading price on August 9, 2007, the time the Reporting Persons resumed their open market purchases.  Requests by the Reporting Persons to engage in further dialogue with the Company and review non-public information in this regard have not progressed due to the Company’s insistence on the Reporting Persons’ execution of a restrictive standstill agreement of significant duration as a precondition to such review. The Reporting Persons hope to resume their dialog with the Company following the negotiation and execution of a mutually acceptable nondisclosure and standstill agreement.

The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other shareholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Other than as disclosed herein, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:
	(i)	VC III beneficially owns 2,582,361 shares of the Company’s Common Stock, making it the beneficial owner of 9.506% of the Company’s Common Stock.
	(ii)	Entrepreneur Fund beneficially owns 107,599 shares of the Company’s Common Stock, making it the beneficial owner of 0.396% of the Company’s Common Stock.
	(iii)	Each of VCP III and Mr. Slusky beneficially owns 2,689,960 shares of the Company’s Common Stock, making each of VCP III and Mr. Slusky the beneficial owner of 9.902% of the Company’s Common Stock.

(b)

The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC III	Entrepreneur Fund	VCP III	Mr. Slusky
Sole Power to Vote/Direct Vote
Shared Power to Vote/Direct Vote	2,582,361	107,599	2,689,960	2,689,960
Sole Power to Dispose/Direct Disposition
Shared Power to Dispose/Direct Disposition	2,582,361	107,599	2,689,960	2,689,960

(c)

There have been no purchases or sales of the Company’s Common Stock by any of the Reporting Persons within the last sixty days, except for the purchases of the Company’s Common Stock by VC III on the open market as indicated in the first table below, and by Entrepreneur Fund on the open market as indicated in the second table below, which tables set forth the date of each transaction, number of shares purchased in each transaction, and the purchase price per share for the shares purchased in each transaction:

Purchases by Vector Capital III, L.P

Date	Number of Shares Purchased	Purchase Price per Share
5/16/07	56,911	$4.96320
5/18/07	29,364	$4.94590
5/21/07	990	$4.98000
5/22/07	20,706	$4.97960
5/23/2007	39,234	$4.99900
5/24/2007	188,409	$4.91110
5/25/2007	26,076	$4.99600
5/29/2007	115,862	$4.85250
5/30/2007	76,572	$4.86420
6/7/2007	31,189	$5.00000
6/8/2007	14,400	$5.00000
6/12/2007	84,328	$4.99110
6/13/2007	37,125	$5.00000
6/15/2007	19,696	$5.00000
6/19/2007	27,600	$5.00000
6/20/2007	115,982	$4.99970
6/21/2007	51,535	$4.99980
6/22/2007	18,807	$5.00000
6/25/2007	48,984	$5.00000
6/26/2007	128,523	$4.99900
6/27/2007	82,740	$4.99970
7/10/2007	55,640	$5.16930
7/11/2007	6,240	$5.19120
7/16/2007	5,320	$5.20000
8/9/2007	218,158	$4.03580
8/10/2007	120,000	$4.11000
8/10/2007	116,781	$4.17130
8/13/2007	273,079	$4.79580
8/14/2007	207,033	$4.85150
8/15/2007	130,058	$4.86280
8/16/2007	96,299	$4.72550
8/17/2007	138,720	$4.82410

Purchases by Vector Entrepreneur Fund III, L.P.

Date	Number of Shares Purchased	Purchase Price per Share
5/16/07	2,371	$4.96320
5/18/07	1,223	$4.94590
5/21/07	41	$4.98000
5/22/07	863	$4.97960
5/23/2007	1,635	$4.99900
5/24/2007	7,850	$4.91110
5/25/2007	1,087	$4.99600
5/29/2007	4,828	$4.85250
5/30/2007	3,191	$4.86420
6/7/2007	1,300	$5.00000
6/8/2007	600	$5.00000
6/12/2007	3,514	$4.99110
6/13/2007	1,547	$5.00000
6/15/2007	821	$5.00000
6/19/2007	1,150	$5.00000
6/20/2007	4,833	$4.99970
6/21/2007	2,147	$4.99980
6/22/2007	784	$5.00000
6/25/2007	2,041	$5.00000
6/26/2007	5,355	$4.99900
6/27/2007	3,447	$4.99970
7/10/2007	2,318	$5.16930
7/11/2007	260	$5.19120
7/16/2007	222	$5.20000
8/9/2007	9,090	$4.03580
8/10/2007	5,000	$4.11000
8/10/2007	4,866	$4.17130
8/13/2007	11,378	$4.79580
8/14/2007	8,626	$4.85150
8/15/2007	5,419	$4.86280
8/16/2007	4,012	$4.72550
8/17/2007	5,780	$4.82410

(d)

No person other than the owners of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits

1	Joint Filing Agreement dated August 20, 2007, by and among Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2007
VECTOR CAPITAL III, L.P.
	By:	Vector Capital Partners III, L.L.C.,
its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
	By:	Vector Capital Partners III, L.L.C.,
its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated August 20, 2007, by and among Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky.